Exhibit 99.1

Pernod Ricard renews the distribution contract

for the Polish Vodka Zubrowka with CEDC

Press release - Paris, 6 July 2006 –

Pernod Ricard SA announces the renewal of the distribution contract of the Polish Vodka Zubrowka with Central European Distribution Corporation (CEDC), the owner of Polmos Bialystok SA.

This 10-year contract took effect on 1 July 2006 and covers over 70 countries, including, notably, France, the brand’s leading export market, Spain, South Africa and Ireland. The following major countries remain outside the scope of the contract: Poland, the United States, the United Kingdom and Germany.

Zubrowka takes its name from the bison grass growing in the Eastern plains of Poland and is made from the best Polish rye. This vodka is distilled several times and then flavoured with extract of bison grass.  A single blade is placed in each bottle, giving them a pale green hue.

Polmos Bialystok is the second largest vodka producer in Poland.  It was acquired a year ago by Central European Distribution Corporation (CEDC), a Pennsylvania-based US group listed on the Nasdaq.

Pernod Ricard is the second operator worldwide in Wine and Spirits.  The French group is listed on the Euronext Paris SA First Market of the Paris Stock Exchange.  The Group is a component of the CAC 40 index value.

Pernod Ricard contacts
Francisco de la VEGA / Communication VP	Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON / Investor Relations VP	Tel: +33 (0)1 41 00 41 71
Florence TARON / Press Relations Manager	Tel: +33 (0)1 41 00 40 88

For more information on Pernod Ricard, please visit our website:

www.pernod-ricard.com

SIEGE SOCIAL : 12, PLACE DES ETATS-UNIS - 75783 PARIS CEDEX 16 – SOCIETE ANONYME AU CAPITAL DE 290 383 913 €

TELEPHONE : 01 41 00 41 00 – TELECOPIE : 01 41 00 40 85 – R.C.S. PARIS B 582 041 943